                                                                      EXHIBIT 99

                                                                    [LETTERHEAD]

                                                                    NEWS RELEASE
[LOGO]


FOR IMMEDIATE RELEASE



                            EMJ MANAGEMENT TRANSITION


     Brea, CA, January 30, 1997 -- Neven Hulsey, President and Chief Executive Officer of EMJ (the Earle M. Jorgensen Company), announced today a transition in executive management with the election of Maurice Sandy Nelson as President, Chief Executive Officer and Chief Operating Officer of the Company.

The realignment, effective February 1, 1997, was triggered at the request of Mr. Hulsey who will become the Chairman of the Company effective February 1, 1997. Mr. Hulsey is one of the Steel Service Centers' most respected and innovative executives with a career of over 35 years of outstanding accomplishments in the Industry.

"We are delighted that Mr. Hulsey has agreed to remain available to us as Chairman during the time ahead, as his experience and commitment to EMJ is highly valued", said David Roderick, present Chairman of EMJ.

Mr. Roderick will become Chairman of the Executive Committee of the Company also effective February 1, 1997.

Mr. M. Sandy Nelson, Jr. was elected President and Chief Executive Officer effective February 1, 1997. Mr. Nelson's most recent position from 1992 until April 1996 was President, Chief Executive Officer and Chief Operating Officer of Inland Steel Company located in Chicago. Prior to that, Mr. Nelson was with the Aluminum Company of America (Alcoa), and from 1987 to 1992 was President of the Aerospace and Commercial division of Alcoa.


                                     -more-

"This orderly executive transition of EMJ and EMJ's commitment to excellence in service and quality will continue our strong position in the Industry", said Hulsey. "Mr. Nelson has had extensive experience in both the Steel and Aluminum Industry and is thoroughly knowledgeable with the technology of our Industry as well as the importance of maintaining our service and quality excellence. We are confident this orderly transition will work equally well for our customers as well as for the shareholders and employees of EMJ".

Mr. Nelson has over 30 years of experience in the Steel and Aluminum Industry. He is a graduate of the Georgia Institute of Technology with an Industrial Engineering degree, and the University of Tennessee with a Master's degree in Industrial Engineering.

Mr. Nelson's career began with the Aluminum Company of America where he held various positions such as Plate Mill Superintendent and Hot Rolling Superintendent at Alcoa's Davenport plant. He joined Consolidated Aluminum Company in 1973 and held various positions as General Manager of Wire, Rod and Bar, and Vice President of Flat Rolled Products prior to leaving to rejoin Alcoa in 1983. At Alcoa, he held the position of Vice President of Manufacturing, Vice President of Flat Rolled Products, and from 1987 to 1992 was President of the Aerospace and Commercial division.

He joined Inland Steel in 1992. He led the transition of Inland Steel Company from a series of annual losses returning that Company to profitability in 1994 and 1996. Mr. Nelson was President, Chief Executive Officer and Chief Operating Officer of Inland Steel when he resigned in the Spring of 1996.

Mr. Nelson has a reputation as a technological innovator as well as an executive dedicated to customer service and product excellence.

Mr. Hulsey has been actively involved in the Steel and Aluminum Industry for 35 years. He is on the Board of Directors and is a National Chapter Director for the Steel Service Center Institute (SSCI) as well as serving on the Board of Directors of the National Association of Aluminum Distributors (NAAD), both of which are trade associations. Mr. Hulsey is on the Board of Regents of the University of the Pacific where he played and coached football. He is a 1957 graduate of that University with a Bachelor of Arts degree in Business Administration. Mr. Hulsey directed and completed the merger of the Kilsby-Roberts Company and the Earle M. Jorgensen Company. He was President and Chief Executive Officer of Kilsby-Roberts at the time of the merger and became the first Chief Executive Officer of the merged entity, EMJ.

Earle M. Jorgensen, the founder of the Company will remain a Director and Chairman Emeritus.

Lonnie Terry, Executive Vice President of EMJ will continue in his executive role directing the merchandising and other critical staff functions.

EMJ is the largest independently-owned distributor of metals in the United States. The Company has approximately 2,500 employees and annual sales of $1 Billion. The Company maintains 29 service centers and six processing centers at various locations throughout the United States and is headquartered in Brea, California. The Company also maintains five international service center facilities through its subsidiaries in Canada, Mexico and the United Kingdom.

                                      ####




CONTACT:  Fred Parker
          EMJ
          (714) 579-8823      FAX: (714) 577-3754



                                       -3-